Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK

The following description of the terms of the capital stock of U.S. Concrete, Inc. (the "Company," "we," "us" and "our") is not complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate”), our Third Amended and Restated Bylaws, as amended (the “Bylaws”), both of which are exhibits to our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and the General Corporation Law of the State of Delaware (as amended, the “DGCL”).

Our common stock (“Common Stock”) is listed on the Nasdaq Stock Market LLC under the symbol “USCR.” We are currently authorized to issue up to 100,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock"). All of the Common Stock issued is fully paid and nonassessable.

Voting Rights

Each share of Common Stock (1) has one vote on all matters voted upon by the stockholders of the Company; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, are not entitled to vote on any amendment to the Certificate (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate (including any certificate of designations relating to any series of Preferred Stock), (2) affords no cumulative voting or preemptive rights and (3) is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund.

Except as the Certificate may otherwise provide, at all meetings of stockholders at which a quorum is present for the election of directors, each director shall be elected by the vote of a majority of the votes cast with respect to the director; provided that if as of a date that is fourteen (14) days in advance of the date the Company files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. Any director of the Company may be removed from office as a director, by vote or other action of the stockholders or otherwise, with or without cause by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Company generally entitled to vote in the election of directors, voting together as a single class.

Dividend and Liquidation Rights

Holders of Common Stock will be entitled to dividends in such amounts and at such times as our board of directors (the “Board”) in its discretion may declare out of funds legally available therefor, subject to the preferences that may apply to any shares of Preferred Stock outstanding at the time.

Preferred Stock

Pursuant to the Certificate, we are authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by the Board.  The Board, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences and restrictions applicable to each series of the Preferred Stock.  The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the Common Stock at a premium or otherwise affect the market price of the Common Stock.

Anti-Takeover Provisions of the Certificate and the Bylaws

Some provisions of the Certificate and the Bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

These provisions include:

•	Board Vacancies
The Certificate authorizes the Board to fill vacant directorships or increase the size of the Board, which may deter a stockholder from removing incumbent directors and simultaneously gaining control of the Board by filling the vacancies created by this removal with its own nominees.

•	Cumulative Voting
The Certificate does not grant our stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

•	Stockholder Action by Written Consent
The Certificate provides that any action taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

•	Special Meeting of Stockholders
The Certificate provides that special meetings of our stockholders may only be called by the Chairman of the Board or by the Board pursuant to a resolution a majority of the Board approves by an affirmative vote.

•	Advance Notice Requirement
The Bylaws set forth advance notice procedures with regard to stockholder nomination of persons for election to the Board or other business to be considered at an annual or special meeting of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the secretary of the Company prior to the meeting at which the action is to be taken and must contain certain information specified in the Bylaws. To be timely, notice in connection with an annual meeting must be delivered to the secretary at the principal executive offices of the Company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company). To be timely, notice in connection with a special meeting, must be delivered to the secretary at the principal executive offices of the Company not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. The advance notice requirement does not give the Board any power to approve or disapprove stockholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

•	Authorized but Unissued Shares
Our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of the Common Stock by means of a proxy contest, tender offer, merger or otherwise.

•	Supermajority Voting
The Bylaws provide that the Board is expressly authorized to adopt, amend and repeal the Bylaws without obtaining stockholder approval. The Bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least 66.7% of the combined voting power of the outstanding shares of all classes of capital stock of the Company entitled to vote generally in the election of the Board voting together as a single class.

Section 203 of Delaware General Corporation Law

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock.

Indemnification of Directors and Officers

The Certificate provides that the Company’s directors shall not be personally liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director; provided, however, the Certificate does not eliminate or limit the liability of a director (1) for any breach of such director’s duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which relates to certain unlawful dividend payments or stock purchases or redemptions), as the same exists or may hereafter be amended, supplemented or replaced, or (4) for a transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Furthermore, any repeal or modification of the Certificate by its stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director existing at the time of such repeal or modification.

The Bylaws provide that each person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, is indemnified and held harmless, to the fullest extent permitted by applicable law, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

The rights conferred in the Bylaws includes the right to have the Company pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the indemnitee to repay all amounts advanced if it should be ultimately determined that such indemnitee is not entitled to be indemnified under the Bylaws or otherwise.

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